Exhibit 99.1

BPGIC And Sahara Energy Announce Their Mutual Agreement To Discontinue Their Joint Development Project to Install a Modular Refinery at BPGIC’s Terminal

NEW YORK, Feb. 21, 2020 (GLOBE NEWSWIRE): Brooge Holdings Limited (“Brooge Holdings”) (NASDAQ: BROG) and its wholly-owned subsidiary Brooge Petroleum and Gas Investment Company FZE (“BPGIC”), a Fujairah Free Zone Entity in the oil storage and services business announced today that BPGIC and Sahara Energy Resources DMCC (“Sahara”) have mutually agreed to discontinue their joint development project that would have resulted in Sahara’s installation of a modular refinery at BPGIC’s terminal. After conducting several technical studies over the past few months, BPGIC and Sahara decided to discontinue their joint development project due to their differing perspectives and visions for the refinery.

About Brooge Holdings Limited

Brooge Holdings Limited is an exempted company incorporated under the laws of the Cayman Islands. Brooge Holdings conducts all of its business and operations through its wholly-owned subsidiary Brooge Petroleum and Gas Investment Company FZE, a Fujairah Free Zone Entity.

About Brooge Petroleum and Gas Investment Company FZE

Brooge Petroleum and Gas Investment Company FZE is an oil storage and service provider strategically located in the Port of Fujairah in the Emirate of Fujairah in the UAE. BPGIC’s vision is to develop an oil storage business that differentiates itself from competitors by providing its customers with fast order processing times, excellent customer service and high accuracy blending services with low oil losses.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties concerning BPGIC’s and Brooge Holdings’ expected financial performance, as well as their strategic and operational plans. The actual results may differ materially from expectations, estimates and projections due to a number of risks and uncertainties and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These risks and uncertainties include, but are not limited to: (1) BPGIC’s ability to obtain financing for its future expansion on commercially reasonable terms; (2) the loss of any end-users; (3) changes in customer demand with respect to ancillary services provided by BPGIC including throughput, blending, heating, and intertank transfers; (4) BPGIC’s ability to effectively manage the risks and expenses associated with the construction of Phase II, Phase III and other growth and expansion projects; and (5) other risks and uncertainties indicated from time to time in filings with or submissions to the SEC by Brooge Holdings. Readers are referred to the most recent reports filed with or furnished to the SEC by Brooge Holdings. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Nicolaas Paardenkooper, Chief Executive Officer

Brooge Holdings Limited

+971-2-633-3149

investor.relations@bpgic.com